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Filed under Rule 424(b)(3), Registration Statement Number 333-89586,
333-89586-01, 333-89586-02, 333-89586-03, 333-89586-04
Pricing Supplement dated February 28, 2003 (To Prospectus dated June 10, 2002 and Prospectus Supplement dated June 26, 2002)


THE BANK OF NEW YORK COMPANY, INC.

Senior Subordinated Medium-Term Notes Series F
(U.S. $ Fixed Rate)

_______________________________________________________________________________

CUSIP Number: 06406JCR4
Aggregate Principal Amount:$9,114,000
Price to Public: 100%
Agent's Discount: 2%
Proceeds Before Expenses: 98%
Trade Date: 2/28/03
Issue Date: 3/5/03
Interest Rate Per Annum: 5.27%
Interest Payment Dates and Frequency: Semi-annually, on the 15th day of each March and September, commencing September 15, 2003.
Stated Maturity Date: 3/15/18
Redemption Information: The Notes are redeemable prior to maturity at our option, in whole or in part, on March 15, 2006 and each Interest Payment
Date thereafter upon 30 calendar days notice, at a price equal to 100% of the Notes being redeemed plus accrued interest thereon to the redemption date. Repayment Information: The Notes can be repaid prior to maturity at the option of the holder of the Notes under the circumstances, at the times and at the price set forth below under "Repayment - Survivor's Option."
Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated, as principal. Minimum Denominations: $1,000
Original Issue Discount: 0%
Other Provisions: The defeasance and covenant defeasance provisions of the Indenture described under "Description of Senior Debt Securities and Senior Subordinated Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus will apply to the Notes.


All trades settle without accrued interest and clear SDFS: DTC Book-Entry Only Merrill Lynch Participant Number: 5132


       See "Risk Factors" beginning on page 2, and in the accompanying Prospectus Supplement to read about factors you should consider before investing in any Notes.










                                 _______________

                                Merrill Lynch & Co.
                                 _______________


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                                   RISK FACTORS

       Your investment in these Notes involves certain risks, not all of which are described below. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the Notes is suitable for you. The Notes are not an appropriate investment for you if you are unsophisticated with respect to the significant components of the Notes or financial matters generally. You should not purchase the Notes unless you understand and know you can bear all of the investment risks involving the Notes.

There May Not Be Any Trading Market for Your Notes

       Upon issuance, your Notes will not have an established trading market. We cannot assure you that a trading market for your Notes will ever develop or be maintained if developed. In addition to our creditworthiness, many factors affect the trading market for, and trading value of, your Notes. These factors include:

- the method of calculating the principal, premium and interest in respect of your Notes,

-   the time remaining to the maturity of your Notes,

-   the outstanding amount of Notes related to your Notes,

-   the redemption features of your Notes, and

-   the level, direction and volatility of market interest rates generally.

       You should also be aware that there may be a limited number of buyers when you decide to sell your Notes. This may affect the price you receive for your Notes or your ability to sell your Notes at all.

Redemption May Adversely Affect Your Return on the Notes

       Because your Notes are redeemable at our option beginning on March 15, 2006 and each Interest Payment Date thereafter on 30 calendar days notice, we may choose to redeem your Notes at times when prevailing interest rates are relatively low. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.

Survivor's Option May Be Limited in Amount

       We will have a discretionary right to limit the aggregate principal amount of Notes subject to the Survivor's Option (as defined below) that may be exercised in any calendar year to an amount equal to the greater of (i) $5,000,000 or (ii) 5% of the outstanding principal amount of all Notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $500,000 in any calendar year the aggregate principal amount of Notes subject to a Survivor's Option that may be exercised in such calendar year on behalf of any individual deceased owner of a beneficial interest in a Note. Accordingly, no assurance can be given that exercise of the Survivor's Option for the desired amount will be permitted in any single calendar year.

Our Credit Ratings May Not Reflect All Risks of an Investment in the Notes

       The credit ratings of the program under which the Notes are offered may not reflect the potential impact of all risks related to any trading market for, or trading value of, your Notes. In addition, real or anticipated changes in our credit ratings will generally affect any trading market for, or trading


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value of, your Notes.

                         REPAYMENT - SURVIVOR'S OPTION

       A "Survivor's Option" is our agreement with the beneficial owner of a Note to repurchase that Note, in whole or in part, at least six months after the Note's acquisition by a beneficial owner if requested, following the death of that beneficial owner. Unless otherwise specified in the applicable pricing supplement, the estate of the deceased beneficial owner of a Note will be eligible for a Survivor's Option.

       If a Survivor's Option is exercised, we will repay any Note that is properly tendered for repayment by or on behalf of the person that has authority to act on behalf of the deceased owner of that Note under the laws of the appropriate jurisdiction at a price equal to 100% of the unpaid principal amount of the beneficial interest to be repaid, together with unpaid interest accrued thereon to the date of repayment.

       We have the discretionary right to limit the aggregate principal amount of Notes subject to a Survivor's Option that may be exercised in any calendar year (the "Annual Put Limitation") to an amount equal to the greater of (i) $5,000,000 or (ii) 5% of the outstanding principal amount of all Notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of Notes subject to a Survivor's Option that may be exercised in any calendar year on behalf of any individual deceased owner of a beneficial interest in a Note to $500,000 (the "Individual Put Limitation"). In addition, we will not permit the exercise of a Survivor's Option for an amount that is less than $1,000 or that will result in a Note with a principal amount of less than $1,000 to remain outstanding.

       An otherwise valid election to exercise the Survivor's Option may not be withdrawn. Each election to exercise a Survivor's Option will be accepted in the order received, except for any Note the acceptance of which would contravene the Annual Put Limitation or the Individual Put Limitation. Notes accepted for repayment pursuant to exercise of the Survivor's Option will be repaid no later than the first Interest Payment Date that occurs 20 or more calendar days after the date of the acceptance. Each Note submitted for repayment that is not accepted in any calendar year due to the application of the Annual Put Limitation or the Individual Put Limitation will be deemed to be tendered on the first day of the following calendar year in the order in which all such Notes were originally tendered. If a Note submitted for repayment pursuant to a valid election of the Survivor's Option is not accepted, the Paying Agent will deliver a written notice by first-class mail to the registered holder, at its last known address as indicated in the Security Register, that states the reason that particular Note has not been accepted for repayment.

    Because the Notes will be represented by a global Note, DTC or its nominee will be treated as the registered holder of the Notes and will be the only entity that can exercise the Survivor's Option for such Notes. To obtain repayment pursuant to exercise of the Survivor's Option for a Note, the deceased owner's authorized person must provide the following items to DTC's participants ("Participants") through which the related beneficial interest is owned:

- a written instruction to such Participant to notify DTC of the authorized person's desire to obtain repayment pursuant to exercise of the Survivor's Option;

- appropriate evidence that (a) the deceased was the owner of a beneficial interest in the related Note at the time of death and that the beneficial interest was purchased at least six months prior to the date of exercise of the Survivor's Option, (b) the death of the owner has occurred and (c) the person has authority to act on behalf of the deceased owner;

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-   if the beneficial interest in the related Note is held by a nominee of the deceased owner, a certificate from the nominee attesting to the deceased owner's ownership of a beneficial interest in such Note;

- a written request for repayment signed by the authorized person for the deceased owner with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

-   if applicable, a properly executed assignment or endorsement;

- tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related Note and the claimant's entitlement to payment; and

- any additional information reasonably required to document the ownership or authority to exercise the Survivor's Option and to cause the repayment of the related Note.

    In turn, the applicable Participant will deliver each of these items to the Paying Agent, together with evidence satisfactory to the Paying Agent from the Participant stating that it represents the deceased owner of the beneficial interest in the related Note.

    Apart from our discretionary right to limit the aggregate principal amount of Notes subject to a Survivor's Option that may be exercised in any one calendar year as described above, all other questions regarding the eligibility or validity of any exercise of the Survivor's Option will be determined by the Paying Agent, in its sole discretion, which determination will be final and binding on all parties.

    The death of a person owning a Note in joint tenancy or tenancy by the entirety with another or others will be deemed the death of the owner of that Note, and the entire principal amount of the Note so owned will be subject to repayment.

    The death of a person owning a Note by tenancy in common will be deemed the death of an owner of that Note only with respect to the deceased owner's interest in that Note. However, if a Note is held by husband and wife as tenants in common, the death of either spouse will be deemed the death of the owner of that Note, and the entire principal amount of the Note so owned will be subject to repayment.

    The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a Note will be deemed the death of the owner of that Note if the beneficial interest can be established to the satisfaction of the Paying Agent. The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has substantially all of the beneficial interests of ownership in a Note during his or her lifetime.

    The applicable Participant will be responsible for disbursing payments received from the Paying Agent to the authorized person for the deceased owner.

    Definitive Notes are Notes which are represented by a paper certificate. With respect to definitive Notes, the estate of the deceased owner of such a Note shall be required to deliver a properly completed notice of election to exercise any Survivor's Option to the Paying Agent in order to exercise such Survivor's Option.



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       Forms for the exercise of the Survivor's Option may be obtained from the Paying Agent at its corporate trust office located at 101 Barclay Street, New York, NY 10286, attention: Marie Trimboli, telephone number: 212 815-6908.

       If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of Notes at the option of the registered holders thereof.

       We may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or canceled.